VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549	January 14, 2021

Attention: Geoff Kruczek

Re: Thunder Bridge Capital Partners, Inc.

Confidential Draft Registration Statement Form S-1

Submitted September 4, 2020

CIK No. 0001815753

Dear Mr. Kruczek:

Thunder Bridge Capital Partners, Inc., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 30, 2020, regarding the Confidential Draft Registration Statement Form S-1.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

General

1. We note your disclosure that your exclusive forum provision in your amended and restated certificate of incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We also note that the exclusive forum provision in your warrant agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure your warrant agreement states this clearly.

We respectfully advise the Staff that our amended and restated certificate of incorporation and warrant agreement, which will be filed as Exhibits 3.2 and 4.4, respectively, to the Registration Statement, will clearly state that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended.

*    *     *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Thunder Bridge Capital Partners, Inc.

By:	/s/ Gary Simanson
Name:	Gary Simanson
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP